Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2011
(Expressed in US Dollars)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED) (Expressed in US Dollars)
(see Note 1 – Nature of Operations and Going Concern)

	March 31,	June 30,
	2011	2010
ASSETS
Current
Cash and cash equivalents	$9,323,036	$6,435,375
Restricted cash	3,207,049	-
Accounts receivable	3,296,513	2,479,746
Marketable securities	45,379	71,388
Inventory (Note 4)	279,862	161,881
Future financing costs	24,336	1,778,152
Prepaid expenses	710,540	206,200
	16,886,715	11,132,742

Restricted cash (Note 16c)	9,683,198	4,005,672
Property, plant and equipment (Note 5)	160,962,150	169,716,976
Intangible assets (Note 6)	1,162,262	1,005,082
Resource property interests (Note 7)	3,917,388	1,413,309
	$192,611,713	$187,273,781
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,782,986	$3,243,124
Short-term portion of long-term liabilities (Note 8)	22,373,782	153,708,330
	24,156,768	156,951,454

Long-term payables	331,535	486,913
Lease obligations	26,460	32,108
Deferred gain (Note 18)	1,875,609	-
Long-term liabilities (Note 8)	132,672,980	-
Cash settled option (Note 9)	1,084,598	2,722,396
Asset retirement obligation (Note 10)	1,447,372	1,291,274
	161,595,322	161,484,145

SHAREHOLDERS' EQUITY
Share capital (Note 11)	61,474,387	54,942,619
Warrants (Note 11)	3,501,594	-
Contributed surplus	4,629,350	4,143,381
Accumulated Other Comprehensive Income	2,743,237	2,112,789
Deficit	(41,332,177)	(35,409,153)
	31,016,391	25,789,636
	$192,611,713	$187,273,781

Commitments (Note 16)
Contingent Liabilities (Note 20)
Subsequent Events (Note 21)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED INCOME STATEMENT
(UNAUDITED)
(Expressed in US Dollars)

	For the three months		For the nine months
	ended March 31,		ended March 31,
	2011	2010	2011	2010

Revenue (Note 13)	$6,326,960	$2,963,744	$18,963,807	$5,607,789
Direct cost of energy production	(2,732,674)	(2,675,701)	(9,053,858)	(5,111,976)
Gross margin	3,594,286	288,043	9,909,949	495,813

Operating expenses	(1,279,735)	(1,089,953)	(4,052,969)	(3,098,245)
Operating profit (loss)	2,314,551	(801,910)	5,856,980	(2,602,432)

Other income (expenses)
Change in fair value of cash settled option	901,186	83,738	1,637,798	(1,000,447)
Financing expenses	-	(7,341)	(1,520,548)	(893,011)
Foreign exchange loss	(41,997)	(37,140)	(62,052)	(127,486)
Gain on sale of assets to Joint Venture	-	-	82,503	-
Interest expense (Note 14)	(4,668,456)	(6,111,262)	(15,525,881)	(12,121,074)
Change in long-term liability estimates (Note 14)	39,400	1,180,923	3,547,153	2,380,663
Interest income	29,559	28,759	61,023	62,280
	(3,740,308)	(4,862,323)	(11,780,004)	(11,699,075)

Net loss	$(1,425,757)	$(5,664,233)	$(5,923,024)	$(14,301,507)

Loss per share (Basic & diluted)	$(0.01)	$(0.06)	$(0.05)	$(0.15)
Weighted average number of common shares issued and outstanding (Basic & diluted)	116,318,262	95,569,421	109,580,519	95,182,603

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED) (Expressed in US Dollars)

	For the three months		For the nine months
	ended March 31,		ended March 31,
	2011	2010	2011	2010

Cash from (used in) operating activities
Net loss for the period	$(1,425,757)	(5,664,233)	$(5,923,024)	(14,301,507)
Items not requiring (providing) cash:
Amortization	11,003	12,520	28,877	18,466
Depreciation	1,803,318	1,652,545	5,321,282	3,108,961
Accretion of asset retirement obligation	24,419	14,465	73,257	48,732
Change in fair value of cash settled option	(901,186)	(83,738)	(1,637,798)	1,000,447
Non-cash interest	1,743,378	3,112,746	4,686,673	6,012,272
Change in long-term liability estimates	(39,400)	(1,180,923)	(3,547,153)	(2,380,663)
Stock-based compensation	50,096	27,502	493,026	204,860

Changes in non-cash working capital:
Decrease (increase) in accounts receivable	27,171	(287,933)	(186,657)	(1,915,443)
Decrease (increase) in inventory	8,417	(19,327)	(117,980)	(154,864)
(Increase) decrease in prepaid expenses	(57,351)	235,305	(491,708)	278,121
(Decrease) increase in accounts payable	(577,237)	729,829	140,218	2,272,814
	666,871	(1,451,242)	(1,160,987)	(5,807,804)

Cash (used in) from investing activities
Acquisition of property, plant and equipment	(4,896,499)	(11,036,791)	(8,085,802)	(47,845,791)
Acquisition of intangible assets	(42,092)	5,075	(120,278)	(1,231,615)
Resource property interests	(1,259,375)	(76,671)	(2,818,373)	(301,780)
Government grants received	95,469	-	302,542	57,872,513
Deferred gain	639,193	-	1,875,609	-
Decrease (increase) in restricted cash	4,992,615	(775,428)	(8,884,574)	14,076,612
	(470,689)	(11,883,815)	(17,730,876)	22,569,939

Cash (used in) from financing activities
Net proceeds from private placements	2,546	-	9,468,026	-
Proceeds from options exercised	-	6,349	18,231	754,481
Proceeds from warrants exercised	17,602	-	17,602	-
Repayments of long-term payables	(69,244)	(69,244)	(207,730)	(392,387)
Repayments of long-term leases	(2,382)	-	(7,146)	-
Repayments of John Hancock loan	(1,657,165)	-	(3,590,145)	-
Repayments of EIG loan and transaction costs	(43,647)	-	(78,276,166)	(28,879,380)
Loan advances net of transaction costs	15,379	-	93,859,420	19,989,898
Future financing costs	(7,529)	(656,838)	(151,067)	(999,916)
	(1,744,440)	(719,733)	21,131,025	(9,527,304)
Effect of exchange rate changes on cash and cash equivalents	216,435	149,653	648,499	141,918
(Decrease) increase in cash and cash equivalents	(1,331,823)	(13,905,137)	2,887,661	7,376,749
Cash and cash equivalents, beginning of period	10,654,859	23,672,314	6,435,375	2,390,428
Cash and cash equivalents, end of period	$9,323,036	$9,767,177	$9,323,036	$9,767,177

Additional Cash Flow Information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)
(Expressed in US Dollars)

	For the three months		For the nine months
	ended March 31,		ended March 31,
	2011	2010	2011	2010

Net loss for the period	$(1,425,757)	$(5,664,233)	$(5,923,024)	$(14,301,507)

Other comprehensive income
Foreign translation gain	248,808	164,433	656,457	265,824
Fair value adjustment on marketable securities	(29,022)	(31,352)	(26,009)	646

Comprehensive loss	$(1,205,971)	$(5,531,152)	$(5,292,576)	$(14,035,037)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Nine Months ended March 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

					Other Comprehensive Income (Loss)
					Currency	Revaluation of		Total
				Contributed	Translation	Marketable		Shareholders'
	Shares	Share Capital	Warrants	Surplus	Differences	Securities	Deficit	Equity

Opening Balance June 30, 2009	94,547,504	$53,857,748	$-	$4,250,432	$1,923,134	$(60,832)	$(17,427,702)	$42,542,780

Issued for cash
Stock options exercised	714,000	455,335	-	-	-	-	-	455,335
Agent options exercised	315,000	297,985	-	-	-	-	-	297,985
Stock options exercised - option valuation	-	224,813	-	(224,813)	-	-	-	-
Agent's options exercised - option valuation	-	106,738	-	(106,738)	-	-	-	-
Stock options granted	-	-	-	224,500	-	-	-	224,500
Currency translation difference	-	-	-	-	189,655	-	-	189,655
Decrease in marketable securities	-	-	-	-	-	(14,597)	-	(14,597)
Impairment of marketable securities	-	-	-	-	-	75,429	-	75,429
Net loss for the period	-	-	-	-	-	-	(17,981,451)	(17,981,451)

Balance as of June 30, 2010	95,576,504	54,942,619	-	4,143,381	2,112,789	-	(35,409,153)	25,789,636

Issued for cash
Stock options exercised	35,000	18,231	-	-	-	-	-	18,231
Warrants exercised	25,000	17,602	-	-	-	-	-	17,602
Private placement	20,700,000	6,485,685	2,985,199	-	-	-	-	9,470,884
Stock options exercised - option valuation	-	7,057	-	(7,057)	-	-	-	-
Warrants granted to EIG	-	-	519,588	-	-	-	-	519,588
Warrants exercised	-	3,193	(3,193)	-	-	-	-	-
Stock options granted	-	-	-	493,026	-	-	-	493,026
Currency translation difference	-	-	-	-	656,457	-	-	656,457
Increase in marketable securities	-	-	-	-	-	(26,009)	-	(26,009)
Impairment of marketable securities	-	-	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	-	(5,923,024)	(5,923,024)
Closing Balance, March 31, 2011	116,336,504	$61,474,387	$3,501,594	$4,629,350	$2,769,246	$(26,009)	$(41,332,177)	$31,016,391

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company” or “Nevada Geothermal”) was incorporated on April 13, 1995 under the laws of British Columbia and became a revenue generating company during the second fiscal 2010 quarter, the fourth calendar quarter of 2009. The Company was in the development stage until that point. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is a generator of geothermal electrical power and a developer of geothermal projects. Nevada Geothermal’s principal operation is the Faulkner I power plant located in northern Nevada (“Blue Mountain”). Revenue is generated by the Company from selling electrical power to NV Energy (“NVE”) under a 20-year Power Purchase Agreement (“PPA”). The Company is also continuing its exploration, evaluation and further development of other geothermal property interests at Pumpernickel Valley, North Valley and Edna Mountain in Nevada, and holds a 50% interest in the Crump Geyser property in Oregon which is being developed as a joint venture.

The Company has been operating commercially at its Blue Mountain power plant since November 2009, however, the Company has no track record of operating profitably and under the Company’s currently anticipated power production forecast its subsidiary, NGP Blue Mountain Holdco LLC (“Holdco”), which holds a 100% interest in NGP Blue Mountain I LLC (NGP I), is not able to service its loan with EIG Global Energy Partners (“EIG”) for the full loan term. NGP I must increase power production to enable Holdco to reduce the EIG loan balance which is necessary to continue to meet cash payment obligations and to meet the covenanted interest coverage ratio. Accordingly, NGP 1 is stimulating and testing wells with the objective of increasing power production, applying for an ARRA Treasury grant based upon work completed since the 2009 placed in service date, assessing a tax assisted financing with Marathon Capital and discussing changes in loan terms with EIG. The Company owes approximately $88 million to EIG as well as approximately $95 million to John Hancock Life Insurance Company (“John Hancock”). As at March 31, 2011 and as at the date of these financial statements, the outcome of these activities is unknown and subject to considerable uncertainty. No cash from the Blue Mountain project is available to the Company until the EIG loan balance is paid down to a target level, $65,750,724 at March 31, 2011, and loan covenants are met.

As a result, the Company’s ability to continue as a going concern is dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in US dollars. The interim consolidated financial statements have been prepared following the same accounting policies as the consolidated financial statements for the year ended June 30, 2010, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended June 30, 2010.

b.	Changes in Accounting Policies

The Company made the following changes to its accounting policies during the nine months ended March 31, 2011:

a)	CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments

Under the Company’s previous accounting policy for stock-based compensation, the Company accrued compensation costs in respect of share options granted during the period based on the assumption that all instruments subject only to a service requirement will vest. The effect of actual forfeitures was recognized as they occurred.

During the nine months ended March 31, 2011, the Company changed its policy to base accruals of compensation cost on the best available estimate of the number of options or other equity instruments that are expected to vest and to revise that estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

Prior to the year ended June 30, 2010, the Company had not had any options forfeited, and accordingly an estimate of no forfeitures was reasonable for all options granted prior to the most recent grant. The change in the accounting policy will allow for the effect of the recent increase in forfeitures to be incorporated into the determination of the stock-based payment expense, and will accordingly give rise to more relevant and reliable information in the Company’s financial statements. In addition, the change aligns the treatment of stock-based compensation with the treatment that would have been required under both US GAAP and IFRS.

The effect of the change was to reduce the stock-based compensation expense for the nine months ended March 31, 2011 by $8,955. The change did not affect prior reporting periods.

b)	CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling interests

The abovementioned sections were released in January 2009 and adopted by the Company during the quarter ended September 30, 2010. The adoption of the new standards results in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Changes in Accounting Policies (continued)

requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value. The effect of the new standard on the Company will depend on the circumstances of future business combinations, if any.

c)	CICA handbook section 3855, Financial Instruments

In June 2009, the CICA amended Section 3855, Financial Instruments - Recognition and Measurement, to clarify the application of the effective interest method after a debt instrument has been impaired. This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment was adopted during the quarter ended September 30, 2010, but did not affect the Company’s financial statements.

d)	EIC 175, Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; requires, in situations where a vendor does not have vendor-specific objective evidence or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; eliminates the use of the residual method and requires an entity to allocate revenue using the relative selling price method; and requires expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The adoption of EIC 175 has not affected the Company’s financial statements.

3.	FUTURE ACCOUNTING CHANGES

a)	International Financial Reporting Standards

The Company will be adopting International Financial Reporting Standards (“IFRS”) for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases.

4.	INVENTORY

	March 31,	June 30,
	2011	2010

Chemicals	$83,476	$-
Spare parts	196,386	161,881
Balance, end of period	$279,862	$161,881

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

Cost
Balance as at June 30, 2010	$109,632	$78,467	$73,008	$189,403	$12,200	$371,988	$96,413,693	$70,172,812	$7,221,212	$159,067	$174,801,482
Additions	21,713	23,506	27,415	18,674	30,230	-	1,074,355	2,611,571	4,779,329	138,382	8,725,175
Plant placed in service	-	-	-	-	-	-	-	12,000,541	(12,000,541)	-	-
Settlement received	-	-	-	-	-	-	(1,789,908)	-	-	-	(1,789,908)
Government loan guarantee	-	-	-	-	-	-	(5,773,490)	(4,545,527)	-	-	(10,319,017)
Foreign exchange movement	9,077	4,980	-	-	-	-	-	-	-	-	14,057
Reclassification of mining rights to intangible assets	-	-	-	-	-	-	-	(60,764)	-	-	(60,764)
Balance as at March 31, 2011	$140,422	$106,953	$100,423	$208,077	$42,430	$371,988	$89,924,650	$80,178,633	$-	$297,449	$171,371,025

Accumulated depreciation
Balance as at June 30, 2010	$68,993	$34,766	$44,193	$54,622	$406	$-	$2,359,721	$2,521,805	$-	$-	$5,084,506
Depreciation for the period	10,266	9,303	10,596	21,773	2,307	-	2,429,366	2,837,670	-	-	5,321,282
Reclassification of mining rights to intangible assets	-	-	-	-	-	-	-	(4,228)	-	-	(4,228)
Foreign exchange movement	6,162	2,706	-	-	-	-	-	(1,552)	-	-	7,316
Balance as at March 31, 2011	$85,421	$46,775	$54,789	$76,395	$2,713	$-	$4,789,087	$5,353,695	$-	$-	$10,408,875

Carrying amounts
At June 30, 2010	$40,639	$43,701	$28,815	$134,781	$11,794	$371,988	$94,053,972	$67,651,007	$7,221,212	$159,067	$169,716,976
Balance as at March 31, 2011	$55,001	$60,178	$45,634	$131,682	$39,717	$371,988	$85,135,563	$74,824,938	$-	$297,449	$160,962,150

For the nine month period ended March 31, 2011, property, plant and equipment depreciation of $5,276,654 (2010 – $3,059,420) has been included in Direct cost of energy production.

Interest of $140,309 was capitalized to property, plant and equipment during the nine month period ended March 31, 2011 (2010 - $7,892,460).

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

6.	INTANGIBLE ASSETS

		Water	Mining	Royalty
	Software	Rights	Rights	Rights	Total
Cost
Balance as at June 30, 2010	$73,715	$17,016	$-	$1,000,000	$1,090,731
Foreign exchange movement	6,395	-	-	-	6,395
Additions	96,795	30,216	-	-	127,011
Reclassification from property, plant and equipment	-	-	60,764	-	60,764
Balance as at March 31, 2011	$176,905	$47,232	$60,764	$1,000,000	$1,284,901

Accumulated amortization
Balance as at June 30, 2010	$68,651	$331	$-	$16,667	$85,649
Amortization for the period	2,779	845	253	25,000	28,877
Reclassification from property, plant and equipment	-	-	4,228	-	4,228
Foreign exchange movement	3,885	-	-	-	3,885
Balance as at March 31, 2011	$75,315	$1,176	$4,481	$41,667	$122,639

Carrying amounts
Balance as at June 30, 2010	$5,064	$16,685	$-	$983,333	$1,005,082
Balance as at March 31, 2011	$101,590	$46,056	$56,283	$958,333	$1,162,262

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

7.	RESOURCE PROPERTY INTERESTS

The acquisition and deferred exploration and development expenditures of the Company’s resource property interests, all located in the U.S., are as follows:

	Edna Mountain Project (Nevada)	Blue Mountain Wind Project (Nevada)	Blue Mountain II Project (Nevada)	Imperial Valley Project (California)	North Valley Project (Nevada)	Pumpernickel Valley Project (Nevada)	Crump Geyser Project (Oregon)	Total

Cost as at June 30, 2010	$29,488	$-	$-	$-	$443,484	$315,595	$776,200	$1,564,767
Government grants applied	-	-	-	-	(17,269)	-	(134,189)	(151,458)
Balance as at June 30, 2010	$29,488	$-	$-	$-	$426,215	$315,595	$642,011	$1,413,309

Additions for the period	3,557	109,469	63,553	300,000	59,324	247,642	2,023,076	2,806,621
Government grants applied	-	-	-	-	(13,713)	-	(288,829)	(302,542)
Net additions for the period	3,557	109,469	63,553	300,000	45,611	247,642	1,734,247	2,504,079

Costs as at March 31, 2011	33,045	109,469	63,553	300,000	502,808	563,237	2,799,276	4,371,388
Government grants applied	-	-	-	-	(30,982)	-	(423,018)	(454,000)
Balance as at March 31, 2011	$33,045	$109,469	$63,553	$300,000	$471,826	$563,237	$2,376,258	$3,917,388

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

8.	LONG-TERM LIABILITIES

	March 31,	June 30,
	2011	2010

Long-term liabilities - EIG Loan (a)	$74,975,137	$153,708,330
Long-term liabilities - John Hancock (b)	80,071,625	-
Short-term portion of long-term liabilities	(22,373,782)	(153,708,330)
	$132,672,980	$-

a)	EIG Loan

On August 29, 2008, the Company closed a financing with EIG (formerly TCW), a Washington based investment management firm, for an amount of up to $180 million. On September 3, 2010, a repayment of $81,027,405 was made on the EIG loan. At the same time, the Company entered into a Consent and Waiver agreement with EIG, rectifying the non-compliance with loan terms, and issued 4.5 millions warrants to EIG (see Note 11c). The fair value of the warrants of $519,588 was included in transaction costs capitalized to the loan. The Company and EIG also entered into an Amended and Restated Note Purchase Agreement in respect of the EIG loan. As at March 31, 2011, the Company was in compliance with the terms of the EIG loan.

As at March 31, 2011, the total amount due under the EIG loan was $88,170,579 (June 30, 2010 - $163,957,364). The effective interest rate of the instrument over its expected life is 17.65%. As at March 31, 2011, the fair value of the EIG loan is $108,698,069 (June 30, 2010 - $190,608,877). The fair value represents the discounted future cash flows of the EIG loan at the interest rate that would be available to the Company on the balance sheet date (estimated at 10.22%).

The principal terms of the amended and restated EIG loan are:

  14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;

  Accrued interest was added to the principal prior to commercial operation and thereafter 6% interest per annum may be deferred if enough cash is not available to fund the full interest payments;

  The principal is repaid from available cash flow – the lender has the right to receive cash interest plus 60% of available project cash, which increases to 100% while target loan balances are exceeded;

  Upon the earlier of repayment of the debt and maturity, the lender can exercise a cash settled option for a nominal exercise price and receive in cash an amount equal to 12.5% of the fair market value of the equity of NGP I (See Note 9);

  EIG released the NGP I security held in respect of the EIG loan upon closing of the John Hancock loan but has retained its lien on the equity interests in NGP Blue Mountain Holdco LLC which holds the equity interest in NGP I.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

8.	LONG-TERM LIABILITIES (Continued)

a)	EIG Loan (continued)

  A Yield Maintenance Amount (“YMA”), equal to the difference between the present value of the remaining scheduled payments discounted at a US Treasury rate and the amount of principal being repaid, is payable if optional prepayments are made.

  An Alternative Yield Maintenance Premium (“AYMP”) is payable as follows:

    10% on principal repayments from grant proceeds before September 2, 2011;

    15% on principal repayments from equity issuances, proceeds of asset dispositions, grant proceeds or tax equity proceeds before March 2, 2012; and

    In addition, if these repayments are made before the dates mentioned above and reduce the balance of the loan below $70m, the YMA becomes payable.

The EIG debt service covenant is likely to be breached at December 31, 2011, at which time EIG will have the right to demand payment or exercise its security. In addition, under the Company’s current power production forecast, the Company is not able to service the EIG loan for the full loan term. Accordingly the Company has entered into negotiations with EIG regarding a potential change of the loan terms. As at March 31, 2011 and as at the date of these financial statements, the outcome of these negotiations is unknown, and subject to considerable uncertainty. Under normal circumstances, the Company would update its estimate of the future cash flows associated with the EIG loan, resulting in a gain or loss on change of estimate being recognized in the income statement. As at the end of March 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. Accordingly the Company has continued to use its most recent forecast for the purposes of these financial statements.

	March 31,	June 30,
	2011	2010
Opening balance	$153,708,330	$149,095,125

Loan proceeds	-	19,989,898
Loan repayments	(86,744,370)	(38,895,227)
Transaction costs	(762,014)	(61,558)
Net cash (repaid) borrowed during the period	(87,506,384)	(18,966,887)
Interest	10,957,583	23,264,074
Interest accretion	1,384,503	4,004,359
Adjustment: change in estimate of future cash flows	(3,568,895)	(3,688,341)
Balance, end of period	$74,975,137	$153,708,330

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

8.	LONG-TERM LIABILITIES (Continued)

a)	EIG Loan (continued)

	March 31,	June 30,
	2011	2010
Balance, end of period per financial statements	$74,975,137	$153,708,330
Add back:
Transaction costs	9,697,661	8,935,647
Fair value of cash settled option at inception	1,759,501	1,759,501
Interest accretion	(6,296,835)	(4,912,333)
Adjustment: change in estimate of future cash flows	8,035,115	4,466,219
Amount owing to EIG	$88,170,579	$163,957,364

b)	John Hancock Loan

On September 3, 2010, the Company’s subsidiary NGP I closed a financing with John Hancock for $98.5 million.

The principle terms of the John Hancock loan are:

  The U.S. Department of Energy (“DOE”) has guaranteed 80% of the principal and interest of the loan;

  A maturity date of December 31, 2029;

  An interest rate of 4.14%;

  Payments are made quarterly, consisting of a blend of principal and interest;

  The John Hancock loan is a senior secured obligation of NGP I;

  John Hancock has first priority security interest in all NGP I assets; and

  Additional repayments in whole or in part, are subject to a Make Whole Amount. The Make Whole Amount is calculated as the excess of the discounted value of the remaining scheduled payments over the principal being repaid. The discounted value is calculated using the reinvestment yield, which is calculated as 0.5% over the yield to maturity of the US treasury securities with a maturity equal to the remaining average life of the principal being repaid.

Interest rate benefit of government guarantee:

The present value of the benefit attributed to the interest rate reduction obtained as a result of the DOE loan guarantee has been recognized as government assistance, and applied to property, plant and equipment.

As at March 31, 2011, the total amount due under the John Hancock loan was $94,909,855 (June 30, 2010 - $nil). The effective interest rate of the instrument over its expected life is 6.90%. As at March 31, 2011, the fair value of the John Hancock loan is $82,644,303. The fair value represents the discounted future cash flows of the JH loan

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

8.	LONG-TERM LIABILITIES (Continued)

b)	John Hancock Loan (continued)

at the interest rate that would be available to the Company on the balance sheet date (estimated at 6.65%).

NGP I’s assets are not available to satisfy the obligations and debts of other group companies.

	March 31,	June 30,
	2011	2010

Loan proceeds	$98,500,000	$-
Loan repayments	(5,912,682)	-
Transaction costs	(5,474,687)	-
Net cash borrowed during the period	87,112,631	-
Interest rate benefit of government guarantee	(10,319,017)	-
Interest	2,322,537	-
Interest accretion	955,474	-
Balance, end of period	$80,071,625	$-

	March 31,	June 30,
	2011	2010
Balance, end of period per financial statements	$80,071,625	$-
Add back:
Transaction costs	5,474,687	-
Interest rate benefit of government guarantee	10,319,017	-
Interest accretion	(955,474)	-
Amount owing to John Hancock	$94,909,855	$-

9.	CASH SETTLED OPTION

	March 31,	June 30,
	2011	2010

Opening balance	$2,722,396	$1,820,844
Change in fair value recorded in income	(1,637,798)	901,552
Balance, end of period	$1,084,598	$2,722,396

The gain in fair value of the cash settled option reflects a downward revision of power production at Blue Mountain that results in a lower value for the option at the 2023 termination date of the EIG loan and therefore a lower present value at March 31, 2011.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

10.	ASSET RETIREMENT OBLIGATION

	March 31,	June 30,
	2011	2010

Opening Balance	$1,291,274	$932,689
Additional liabilities incurred - wells	82,841	165,680
Revision of prior years estimates	-	119,370
Accretion expense	73,257	73,535
Balance, end of period	$1,447,372	$1,291,274

11.	SHARE CAPITAL

a)	Authorized

Unlimited voting common shares – no par value.
25,000,000 first preferred shares – no par value (none issued).
25,000,000 second preferred shares – no par value (none issued).

Issued

See Consolidated Statement of Changes in Shareholders’ Equity.

b)	Stock Options

During the nine month period ended March 31, 2011, the Company received $18,231 (2010 - $456,496) from the exercise of 35,000 (2010 – 714,000) stock options.

A summary of the changes in stock options for the nine months ended March 31, 2011 is below:

		Weighted
		Average
	Number	Exercise
	of	Price
	Options	CAD

Balance, June 30, 2009	9,296,000	$0.76

Granted	480,000	1.00
Exercised	(714,000)	(0.67)
Expired	(560,750)	(1.09)
Forfeited	(9,750)	(0.57)

Balance, June 30, 2010	8,491,500	$0.77

Granted	1,695,000	0.75
Exercised	(35,000)	(0.53)
Expired	(1,160,000)	(1.00)
Forfeited	(249,000)	(0.93)
Balance, March 31, 2011	8,742,500	$0.76

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

b)	Stock Options (continued)

As at March 31, 2011, the following stock options were outstanding:

Exercise		Remaining
Price	Outstanding	Contractual	Number
CAD	Options	Life (Yrs)	Exercisable

$0.45 - $0.64	1,448,500	3.0	1,448,500
$0.65 - $0.84	5,360,000	2.3	4,887,500
$0.85 - $1.04	1,279,000	2.2	1,279,000
$1.05 - $1.24	655,000	2.5	655,000
	8,742,500	2.4	8,270,000

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options is 10% of the issued and outstanding common shares at any point in time. During the nine months ended March 31, 2011, the Company recorded $493,026 (2010 - $204,860) in stock-based compensation for options granted and/or vested.

Employee options vest over an 18-month period. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31,	March 31,
	2011	2010

Risk free interest rate	1.70%	1.13 -1.33%
Expected life	3 years	3 years
Expected volatility	72%	70 - 71%
Expected dividend yield	-	-
Weighted average fair value of options granted	$0.36	$0.43

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

c)	Warrants

A summary of the changes in warrants for the six months ended March 31, 2011 is below:

	EIG Warrants		Share Purchase Warrants		Finders' Warrants

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of	Price	of	Price	of	Price
	Warrants	CAD	Warrants	CAD	Warrants	CAD

Balance, June 30, 2010	-	$-	-	$-	-	$-

Issued	4,500,000	1.50	20,700,000	0.70	1,000,000	0.50
Exercised	-	-	(25,000)	(0.70)	-	-

Balance, March 31, 2011	4,500,000	$1.50	20,675,000	$0.70	1,000,000	$0.50

i.	EIG Warrants

On September 3, 2010, concurrent with the closing of the John Hancock loan, the Company issued EIG 4.5 million warrants exercisable at a price of CAD 1.50 for a period of five years. If the Company’s share price closes at CAD 2.00 or greater for a period of 20 consecutive trading days, the Company shall give written notice to EIG that if the warrants are not exercised within 30 days of the notice, the warrants shall expire.

The EIG warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.30%, dividend yield of 0%, volatility of 68% and an expected life of 4.6 years. The fair value of the warrants issued to EIG was CAD 0.12 per warrant.

ii.	Share Purchase Warrants

On September 24, 2010, the Company closed a non-brokered private placement for 20,700,000 units at a price of CAD 0.50 per unit, to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one three year transferable share purchase warrant, with one warrant entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70 per warrant share. In the event that the closing price of the Company’s common shares on the TSX Venture Exchange is CAD 1.00 or greater per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants, and in such case, the warrants must be exercised within 30 days.

The warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. The proceeds of the private placement were allocated between share capital and warrants outstanding, based on a fair value of the warrants issued of CAD 0.25.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

c)	Warrants (continued)

iii.	Finders’ Warrants

On September 24, 2010, the Company issued one million finders’ warrants as partial compensation for money raised in the non-brokered private placement. The finders’ warrants entitle the holder to acquire a unit (consisting of one common share and one warrant, exercisable at CAD 0.70 per warrant share) for a period of up to 36 months at an exercise price of CAD 0.50 per unit.

The finders’ warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. Fair value of the finders’ warrants issued was CAD 0.60 per warrant.

The value of the warrants was determined using a Monte Carlo simulation model rather than the Black-Scholes model due to the accelerated exercise of warrants based on price.

As at March 31, 2011, the following warrants were outstanding:

	Exercise		Remaining
	Price	Outstanding	Contractual
	CAD	Warrants	Life (Yrs)
EIG warrants	1.50	4,500,000	4.4
Share purchase warrants	0.70	20,675,000	2.5
Finders' warrants	0.50	1,000,000	2.5

12.	FINANCIAL INSTRUMENTS

a)	Fair value of financial assets and financial liabilities

The fair values of the following financial assets and liabilities approximate their carrying values, due to the relatively short periods to maturity of these items: cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities.

The fair value of the marketable securities is based on market prices as at March 31, 2011. Changes to the fair value of marketable securities are recorded as other comprehensive income, shown in the statement of shareholders’ equity. For the nine months ended March 31, 2011, the Company recorded a decrease of $26,009 (2010 – increase of $646) in marketable securities.

The fair value of the cash settled option is based on a discounted cash flow model. The calculation was performed using a market related electricity price of $91/MWh, long-term escalation in electricity prices of 2% per annum, and a discount rate of 13.1%. For the nine months ended March 31, 2011, the Company recorded a gain of $1,637,798 (2010 – loss of $1,000,447) on the change in fair value of the cash settled option, which is reported on the income statement. Sensitivity analysis for reasonably possible changes in assumptions is provided in Note 12b.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

12.	FINANCIAL INSTRUMENTS (Continued)

a)	Fair value of financial assets and financial liabilities (continued)

The fair values of the long-term liability, lease obligations, and long-term payables are estimated for disclosure purposes by discounting the future contractual cash flows at the interest rate that would be available to the Company at the balance sheet date. The effective interest rates of the long-term liabilities over their expected lives are 17.65% for the EIG Loan and 6.90% for the John Hancock Loan. The fair value interest rates of the long-term liabilities are 10.22% for the EIG loan and 6.65% for the John Hancock loan. The effective interest rate of the long-term payable is 14% and the fair value calculation was performed using an estimated interest rate of 10.22%. The lease obligation has an effective interest rate of 6.75% and a fair value interest rate of 7.25%.

In accordance with Section 3862 of the CICA Handbook, the following table outlines the classification, carrying amounts and fair values of our financial assets and liabilities.

The carrying amounts for accounts payable and accrued liabilities (classified as other financial liabilities) and accounts receivable (classified as loans and receivables) are a reasonable approximation of their fair value, and are therefore not disclosed in the table below.

	Carrying		Fair Value
Financial asset (liability)	Amount	Level 1 Input	Level 2 Input	Level 3 Input	Total
Financial assets held for trading
Cash and cash equivalents	$9,323,036	$9,323,036	$-	$-	$9,323,036
Restricted cash	12,890,247	12,890,247	-	-	12,890,247
Available-for-sale financial assets
Marketable securities	45,379	45,379	-	-	45,379
Financial liabilities held for trading
Cash settled option	(1,084,598)	-	-	(1,084,598)	(1,084,598)
Other financial liabilities
Lease obligation	(33,928)	-	(33,740)	-	(33,740)
Long-term payables	(545,359)	-	(576,878)	-	(576,878)
John Hancock Loan	(80,071,625)		(82,644,303)	-	(82,644,303)
EIG Loan	(74,975,137)	-	(108,698,069)	-	(108,698,069)

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	inputs for the asset or liability that are not based on observable market data

There were no transfers between different levels in the fair value hierarchy during the year. A reconciliation of the opening and closing balance of the cash settled option is provided in Note 9.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

12.	FINANCIAL INSTRUMENTS (Continued)

b)	Financial risk factors

The Company’s activities expose it to a variety of financial risks, including market risk (this includes currency risk, interest rate risk and other price risk) as well as credit risk and liquidity risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued development of the Company’s geothermal properties, and to limit exposure to credit and market risks. The types of risk exposure and the way in which such exposures are managed are as follows:

i.	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices.

Currency risk

The operating results and financial position of the Company are reported in US dollars. The Company operates in Canada and the United States. The Company’s US operations’ functional currency is the US dollar, and these operations are therefore subject to risk arising from future transactions as well as recognized assets and liabilities which are denominated in currencies other than US dollars. The Company’s Canadian operations’ functional currency is the Canadian dollar and these operations are therefore subject to risk arising from future transactions as well as recognized assets and liabilities which are denominated in currencies other than Canadian dollars.

The sensitivity analysis below provides details on the effect of a reasonably possible change in exchange rates on the net income and other comprehensive income of the Company. The effect on other comprehensive income arises from the translation of the financial statements of the Company’s Canadian operations into US dollars.

	Carrying amount	5% increase	5% decrease
	of asset (liability)	in value	in value
	March 31, 2011	of CAD	of CAD
Effect on net income
Cash and cash equivalents denominated in USD in Canadian Operations	$45,771	$(2,199)	$2,199
Accounts payable and accrued liabilities in USD in Canadian Operations	$(10,450)	$502	$(502)
Effect on other comprehensive income
Cash and cash equivalents denominated in CAD	7,498,601	394,835	(357,216)
Accounts receivable denominated in CAD	152,377	8,024	(7,259)
Accounts payable and accrued liabilities	(285,798)	(15,049)	13,615
	$7,400,502	$386,113	$(349,163)

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

12.	FINANCIAL INSTRUMENTS (Continued)

b)	Financial risk factors (continued)

i.	Market Risk (continued)

Cash flow and fair value interest rate risk

Financial instruments with floating rates are subject to cash flow interest rate risk; financial instruments with fixed rates are subject to fair value interest rate risk. The Company invests its cash and cash equivalents in certificates of deposit and guaranteed investment certificates and bankers’ acceptances with terms of 90 days or less in order to maintain liquidity while achieving a satisfactory return for shareholders. A balance is maintained between fixed and floating rate instruments. The long-term liabilities have a fixed interest rate of 14% for the EIG loan and 4.14% for the John Hancock loan, respectively, and are subject to fair value interest rate risk. The instruments are carried at amortized cost, and changes in market interest rates will not affect income.

	Carrying amount
	of asset (liability)	1% increase	1% decrease
	March 31, 2011	in interest rates	in interest rates
Effect on net income
Cash and cash equivalents with floating rates	$21,680,450	$155,945	$(50,758)
Cash settled option	(1,084,598)	49,671	(50,664)
	$20,595,852	$205,616	$(101,422)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as commodity or equity prices. The Company is subject to other price risk arising from a number of balances and transactions.

In the first place, the fair value of the marketable securities is affected by equity prices.

	Carrying amount
	of asset (liability)	50% increase in	50% decrease in
	March 31, 2011	share price	share price
Effect on other comprehensive income
Marketable securities	$45,379	$22,690	$(22,690)

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

12.	FINANCIAL INSTRUMENTS (Continued)

b)	Financial risk factors (continued)

ii.	Market Risk (continued)

In addition the fair value of the cash settled option is affected by estimated market prices for electricity beyond the contracted period.

	Carrying amount	5% increase	5% decrease
	of asset (liability)	in electricity	in electricity
	March 31, 2011	prices	prices
Effect on net income
Cash settled option	$(1,084,598)	$(39,937)	$41,199

Revenue, from excess electricity produced, is also influenced by market prices for electricity. A reasonable possible change in market prices for electricity would not have had a material impact on the Company’s financial statements.

iii.	Credit Risk

The Company has limited exposure to credit risk, since credit risk primarily arises from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The risk exposure is limited to the carrying amounts of these items at the balance sheet date. Cash and cash equivalents are held as cash deposits and invested in bankers’ acceptance, guaranteed investment certificates and certificates of deposit with various maturity dates. Restricted cash consists of certificates of deposit held with the Bank of the West and various deposit accounts held with Wilmington Trust. The Company periodically assesses the quality of its investments and is satisfied with the credit ratings of its banks and their certificates of deposit and guaranteed investment certificates.

Accounts receivable consist of amounts due from NV Energy (“NVE”) for electricity, a turbine receivable as part of a settlement, amounts due from the Crump joint venture company and harmonized sales tax recoverable. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectable amounts, if required. As at March 31, 2011, $25,758 was past due from our joint venture company.

iv.	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company strives to ensure there are sufficient funds available to meet short-term business requirements, taking into account the Company’s holdings of cash and cash equivalents. Management prepares annual operating and capital expenditure budgets and prepares monthly cash flows and liquidity forecasts.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

12.	FINANCIAL INSTRUMENTS (Continued)

b)	Financial risk factors (continued)

iv.	Liquidity Risk (continued)

The Company’s liquidity risk stems mainly from its long-term liabilities, consisting of $88,170,579 owing to EIG and $94,909,855 owing to John Hancock. Both long-term liabilities are repaid from the cash flows available from the Blue Mountain plant, the EIG loan being repaid with the remaining cash after the John Hancock loan payments.

During the quarter under review, the Company reduced its power production forecast for the Blue Mountain plant based on preliminary results from its drilling program at Blue Mountain. The updated forecast does not affect the outlook for the repayment of the John Hancock loan, but the Company has determined that it will not be able to service the EIG loan for the full loan term under the new power production forecast, although the timing of an expected payment default is uncertain. The cash flows available to fund interest payments on the EIG loan will ultimately depend on factors such as the outcome of an ongoing well testing and stimulation program and other factors affecting the profitability of the Blue Mountain plant. In addition, the EIG debt service covenant is likely to be breached at December 31, 2011, at which time EIG will have the right to demand payment or exercise its security. Accordingly the Company has entered into negotiations with EIG regarding a potential restructuring of the loan terms. As at March 31, 2011 and as at the date of these financial statements, the outcome of these negotiations is unknown, and subject to considerable uncertainty. The Company is not currently able to make a reliable estimate of the cash flows associated with the EIG loan. Accordingly the Company has continued to use its most recent forecast for the purposes of these financial statements.

The table below presents a maturity analysis of the Company’s other financial liabilities as at March 31, 2011:

	Carrying	Contractual	Within 1	1 - 5	More than
	amount	cash flows	year	years	5 years
Long-term leases	$33,928	$38,914	$9,530	$29,384	$-
Long-term payables	545,359	642,032	276,980	365,052	-
John Hancock loan	80,071,625	125,731,535	10,165,528	38,062,392	77,503,615
Cash settled option	1,084,598	5,166,742	-	-	5,166,742

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

13.	REVENUE

Revenue consists of:

	For the three months		For the nine months
	ended March 31,		ended March 31,
	2011	2010	2011	2010
Electricity sales	$6,316,200	$2,963,744	$17,946,047	$5,607,789
Funds received from settlement	-	-	1,000,000	-
Consulting income from Crump Geyser JV	10,760	-	17,760	-
Total Revenue	$6,326,960	$2,963,744	$18,963,807	$5,607,789

14.	INTEREST EXPENSE

For the nine month period ended March 31, 2011, the Company recorded $11,978,728 of interest expense (March 31, 2010 – $9,740,411). Details are as follows:

	For the three months		For the nine months
	ended March 31,		ended March 31,
	2011	2010	2011	2010
Accretion on long-term payables	$19,330	$22,754	$62,219	$39,370
Lease obligations	592	-	1,867	-
Long-term liabilities - contractual interest	4,005,768	5,178,586	13,154,764	10,287,432
Long-term liabilities - accretion	640,118	909,749	2,303,280	1,793,538
Other	2,648	173	3,751	734
Interest expense	4,668,456	6,111,262	15,525,881	12,121,074
Long-term liabilities - change in estimates	(39,400)	(1,180,923)	(3,547,153)	(2,380,663)
Net interest expense	$4,629,056	$4,930,339	$11,978,728	$9,740,411

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

15.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

As at March 31, 2011, a total of $48,446 (2010 - $43,120) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

At as March 31, 2011, a total of $34,288 (2009 – nil) was due from the joint venture company, Crump Geothermal Company LLC (“CGC”) and included in the consolidated financial statements.

During the nine months ended March 31, 2011 and 2010, the following were paid to or accrued for directors, companies controlled by directors of the Company and amounts invoiced to CGC:

	For the three months		For the Nine Months
	Ended March 31,		Ended March 31,
	2011	2010	2011	2010
Directors' fees	$30,441	$18,734	$68,448	$52,131
Consulting expense, including success fee (directors)	58,673	74,281	700,418	249,363
Consulting revenue (CGC)	10,760	-	17,760	-

Consulting costs for 2011 primarily resulted from success fees paid to a director of the Company in connection with successfully arranging the Company’s John Hancock loan.

16.	COMMITMENTS

a)

Under the terms of the power purchase agreement (“PPA”) with NVE, the Company is liable for the cost of alternative power and renewable energy credits in certain circumstances, particularly if the minimum power under the PPA is not available. Under terms of the PPA, the Company has cash collateralized $3,805,672 in letters of credit in favour of NVE, with the Bank of the West.

b)	Restricted Cash Short-term

Beneficiary	Issuing Bank	March 31,	June 30,
		2011	2010
John Hancock	Wilmington Trust	$3,207,049	$-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

16.	COMMITMENTS (Continued)

c)	Restricted Cash Long-term

Beneficiary	Issuing Bank	March 31,	June 30,
		2011	2010
John Hancock	Wilmington Trust	$5,677,526	$-
Oregon Dept. of
Minerals – Reclamation	Bank of the West	150,000	150,000
Nevada Division of
Minerals - Reclamation	Bank of the West	50,000	50,000
NV Energy – PPA	Bank of the West	3,805,672	3,805,672
		$9,683,198	$4,005,672

17.	ADDITIONAL CASH FLOW INFORMATION

a)

	As at March 31,
	2011	2010
Amount of accounts payable for future financing costs and transactions costs	$-	$60,378
Amount of accounts payable for resource property interests	7,884	-
Amount of accounts payable for property, plant and equipment	502,419	3,972,670
Amount of accounts payable for intangible Assets	6,312	-

		For the three months		For the nine months
		ended March 31,		ended March 31,
b)	Interest	2011	2010	2011	2010
	Interest received	$29,559	$28,759	$61,023	$62,280
	Interest paid	2,925,076	3,138,903	10,965,793	6,794,732

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

18.	JOINT VENTURE TRANSACTIONS

On November 1, 2010, the Company entered into a joint venture agreement with Ormat Nevada Inc. (“Ormat”), where both companies will jointly develop the Crump Geyser project on a 50:50 basis under the company name, Crump Geothermal Company LLC (“CGC”). The Company contributed its title and interest in the Crump Geyser project geothermal leases, technical and engineering data, existing permits and the benefit from the DOE cost-share grant for exploration in relation to the Crump geyser area. The Company transferred assets with a book value of $559,416 to CGC.

The following amounts are included in the consolidated financial statements in respect of the joint venture:

			March 31,	June 30,
			2011	2010
Cash and cash equivalents			$1,544
Prepaid expenses			5,129	$-
Resource property interests			2,376,258	-

	For the three months		For the nine months
	ended March 31,		ended March 31,
	2011	2010	2011	2010
Operating expenses $	26,142	$-	$51,126	$-

The Company has recorded a deferred gain of $1,875,609 representing the excess of contributions made to the joint venture by Ormat over the book value of the contributions made by the Company.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

19.	SEGMENTAL ANALYSIS

	as at March 31, 2011

	Blue Mountain -	Crump		Corporate and
	Faulkner I	Geyser	Other	reconciling
	Power Plant	Project	projects	items	Total
Cash and cash equivalents	$1,454,639	$100,916	$190,434	$7,577,047	$9,323,036
Property, plant and equipment	159,285,095	-	164,707	1,512,348	160,962,150
Segment assets	178,252,943	2,520,554	2,152,941	9,639,897	192,566,335
Segment liabilities	159,159,331	1,965,546	184,647	285,798	161,595,322

	as at June 30, 2010
Cash and cash equivalents	$4,344,388	$-	$25,993	$2,064,994	$6,435,375
Property, plant and equipment	168,012,969	-	131,299	1,572,708	169,716,976
Segment assets	181,850,600	642,011	1,278,856	3,502,314	187,273,781
Segment liabilities	160,685,006	-	148,630	650,509	161,484,145

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

19.	SEGMENTAL ANALYSIS (Continued)

	Nine Months ended March 31, 2011

	Blue Mountain	Crump		Corporate and
	- Faulkner I	Geyser	Other	reconciling
	Power Plant	Project	projects	items	Total
Revenue	$18,946,048	$17,759	$-	$-	$18,963,807
Amortization	25,922	-	798	2,159	28,879
Depreciation	5,223,854	-	30,036	67,392	5,321,282
Net Loss	2,831,619	221,609	238,626	2,631,170	5,923,024

	Nine Months ended March 31, 2010
Revenue	$5,607,789	$-	$-	$-	$5,607,789
Amortization	10,568	-	5,915	1,983	18,466
Depreciation	3,074,159	-	21,765	13,037	3,108,961
Net Loss	10,778,192	-	123,763	3,399,552	14,301,507

All of the Company’s geothermal properties are located in the U.S.; the Company’s head office is located in Canada.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(UNAUDITED)
(Expressed in US Dollars)

20.	CONTINGENT LIABLITIES

The Company is currently negotiating a settlement with NVE with regards to the Company’s force majeure claim relating to the January 2010 electrical failure. The Company does not believe NVE’s challenge has merit but a small settlement is being considered to avoid costly arbitration. The Company does not believe the payment will be material.

21.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to March 31, 2011:

a)	On May 3, 2011, 315,000 stock options exercisable between CAD0.45 to CAD1.15 expired.

22.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period presentation.